EXHIBIT 99.1

ECI Telecom Ltd. Interim Consolidated Financial Statements (Unaudited) as of March 31, 2007

ECI Telecom Ltd.

Interim Unaudited Consolidated Financial Statements as of March 31, 2007

Interim Unaudited Consolidated Balance Sheets as of

	March 31	March 31	December 31
	2007	2006	2006
	$ in thousands	$ in thousands	$ in thousands
	(Unaudited)	(Unaudited)	(Audited)
Assets

Current assets
Cash and cash equivalents	115,114	72,139	92,732
Short-term investments	80,270	48,346	80,708
Receivables:
Trade, net	156,484	168,132	187,410
Other	32,747	22,949	27,110
Prepaid expenses	4,904	5,672	4,819
Work in progress	17,831	3,184	13,062
Inventories	152,402	150,868	159,355

Total current assets	559,752	471,290	565,196

Long-term receivables, net	9,438	7,708	6,314

Long-term deposit and marketable securities	62,652	146,859	72,767

Assets held for severance benefits	21,050	26,273	20,549

Investments	15,454	17,100	11,988

Property, plant and equipment
Cost	297,286	271,461	293,254
Less - Accumulated depreciation	173,296	151,488	169,362

	123,990	119,973	123,892

Software development costs, net	13,612	11,598	12,852

Goodwill	39,329	39,329	39,329

Other assets, net	54,781	46,501	42,993

Total assets	900,058	886,631	895,880

/s/ Rafi Maor	President, Chief Executive Officer
Rafi Maor

/s/ Giora Bitan	Executive Vice President, Chief Financial Officer
Giora Bitan

May 3, 2007

ECI Telecom Ltd.

	March 31	March 31	December 31
	2007	2006	2006
	$ in thousands	$ in thousands	$ in thousands
	(Unaudited)	(Unaudited)	(Audited)
Liabilities and shareholders' equity

Current liabilities
Trade payables	64,352	71,033	82,954
Other payables and accrued liabilities	125,697	132,398	120,422

Total current liabilities	190,049	203,431	203,376

Long-term liabilities

Other liabilities	1,001	220	985
Liability for employee severance benefits	43,771	47,838	43,664

Total long-term liabilities	44,772	48,058	44,649

Total liabilities	234,821	251,489	248,025

Minority Interest	-	4,120	4,144

Shareholders' equity
Ordinary shares NIS 0.12 par value per share,
Authorized 200,000,000 shares; Issued and outstanding
119,624,724 shares as at March 31, 2007,
116,392,303 as at March 31, 2006
and 119,324,849 as at December 31, 2006	6,405	6,375	6,396
Capital surplus	664,325	659,710	661,053
Accumulated other comprehensive income (loss)	(2,150)	6,026	(1,682)
Accumulated deficit	(3,344)	(41,089)	(22,056)

Total shareholders' equity	665,236	631,022	643,711

Total liabilities and shareholders' equity	900,058	886,631	895,880

The accompanying notes are an integral part of these interim unaudited consolidated financial statements.

ECI Telecom Ltd.

Interim Unaudited Consolidated Statements of Operations

	Three months ended		Year ended
	March 31	March 31	December 31
	2007	2006	2006
	$ in thousands	$ in thousands	$ in thousands
	(Unaudited)	(Unaudited)	(Audited)
Revenues	155,119	162,010	656,342
Cost of revenues	87,764	97,019	388,023

Gross profit	67,355	64,991	268,319
Research and development costs, net	25,177	25,054	99,525
Selling and marketing expenses	25,084	21,928	96,971
General and administrative expenses	10,980	12,636	47,560
Amortization of acquisition-related intangible assets	1,261	1,218	5,019

Operating income	4,853	4,155	19,244
Financial expenses	(795)	(633)	(3,091)
Financial income	2,696	2,825	12,867
Other income (expenses), net	221	(13)	4,315

Income from continuing operations before Company’s
equity in results of investee companies, minority interest
and taxes on income	6,975	6,334	33,335
Taxes on income	11,567	(1,046)	(3,924)

Income from continuing operations
before Company’s equity in results of investee
companies and minority interest	18,542	5,288	29,411
Company’s equity in results of investee companies	(53)	(2,226)	(7,292)
Minority interest	224	-	(24)

Net income	18,713	3,062	22,095

Earnings per ordinary share

Basic earnings per share:
Net earnings per ordinary share ($)	0.16	0.03	0.19

Weighted average number of shares outstanding
used to compute basic earnings
per share - in thousands	117,837	113,300	115,803

Diluted earnings per share:
Net earnings per ordinary share ($)	0.15	0.03	0.18

Weighted average number of shares outstanding used to
compute diluted earnings per share - in thousands	121,012	119,034	120,456

The accompanying notes are an integral part of these interim unaudited consolidated financial statements.

ECI Telecom Ltd.

Interim Unaudited Consolidated Statements of Comprehensive Income

	Three months ended		Year ended
	March 31	March 31	December 31
	2007	2006	2006
	$ in thousands	$ in thousands	$ in thousands
	(Unaudited)	(Unaudited)	(Audited)
Net income	18,713	3,062	22,095

Other comprehensive income:

Changes in the fair value of financial instruments, net of
taxes (nil)	(521)	(4,382)	(5,745)
Realization of gain on available for sale
securities, net of taxes (nil)	-	-	(4,066)
Unrealized holding gain (loss) on available for sale
securities arising during the period, net of taxes (nil)	52	1,922	(357)

Total other comprehensive loss	(469)	(2,460)	(10,168)

Comprehensive income	18,244	602	11,927

The accompanying notes are an integral part of these interim unaudited consolidated financial statements.

ECI Telecom Ltd.

Interim Unaudited Consolidated Statements of Changes in Shareholders' Equity

				Accumulated
				other	Accumulated	Total
	Number of	Share	Capital	comprehensive	earnings	shareholders'
	shares (1)	capital	surplus	income (loss)	(deficit)	equity
	$ in thousands except share amounts
Balance at
January 1, 2007	119,324,849	6,396	661,053	(1,682)	(22,056)	643,711
Net income for the three
months ended
March 31, 2007	-	-	-	-	18,713	18,713
Employees stock options
exercised and paid	302,009	9	1,038	-	-	1,047
Restricted shares issuance	38,854	-	-	-	-	-
Restricted shares forfeited	(40,988)	-	-	-	-	-
Share based-payments
expenses	-	-	2,234	-	-	2,234
Net unrealized gain on
available for sale
securities	-	-	-	52	-	52
Changes in the fair value
of financial instruments	-	-	-	(521)	-	(521)

Balance at March 31, 2007 (unaudited)
	119,624,724	6,405	664,325	(2,150)	(3,344)	665,236
Balance at
January 1, 2006	111,827,822	6,262	648,532	8,486	(44,151)	619,129
Net income for the three
months ended
March 31, 2006	-	-	-	-	3,062	3,062
Employees stock options
exercised and paid	4,553,300	113	8,347	-	-	8,460
Restricted shares issuance	17,137	-	-	-	-	-
Restricted shares forfeited	(5,956)	-	-	-	-	-
Share based-payments
expenses	-	-	2,831	-	-	2,831
Net unrealized gain on
available for sale
securities	-	-	-	1,922	-	1,922
Changes in the fair value
of financial instruments	-	-	-	(4,382)	-	(4,382)

Balance at March 31,
2006 (unaudited)	116,392,303	6,375	659,710	6,026	(41,089)	631,022

(1) Issued and outstanding

The accompanying notes are an integral part of these interim unaudited consolidated financial statements.

ECI Telecom Ltd.

Interim Unaudited Consolidated Statements of Changes in Shareholders' Equity (cont'd)

				Accumulated
	Number			other	Accumulated	Total
	of	Share	Capital	comprehensive	earnings	shareholders'
	shares (1)	capital	surplus	income (loss)	(deficit)	equity
	$ in thousands except share amounts
Balance at
January 1, 2006	111,827,822	6,262	648,532	8,486	(44,151)	619,129
Net income for the
year ended
December 31, 2006	-	-	-	-	22,095	22,095
Employee stock options
exercised and paid	5,963,555	134	12,489	-	-	12,623
Restricted shares
issuance	1,574,767	-	-	-	-	-
Restricted shares
forfeited	(41,295)	-	-	-	-	-
Realization of gain on
available for sale
securities	-	-	-	(4,066)		(4,066)
Share based
compensation expense	-	-	12,460	-	-	12,460
Net unrealized loss on
available for sale
securities	-	-	-	(357)	-	(357)
Changes in fair value of
financial instruments	-	-	-	(5,745)	-	(5,745)
Distribution of
available for sale
securities as dividend
in kind	-	-	(12,428)	-	-	(12,428)

Balance at
December 31, 2006
(audited)	119,324,849	6,396	661,053	(1,682)	(22,056)	643,711

(1) Issued and outstanding

The accompanying notes are an integral part of these interim unaudited consolidated financial statements.

ECI Telecom Ltd.

Interim Unaudited Consolidated Statements of Cash Flows

	Three months ended		Year ended
	March 31	March 31	December 31
	2007	2006	2006
	$ in thousands	$ in thousands	$ in thousands
Cash flows from operating activities
Income for the period	18,713	3,062	22,095

Adjustments to reconcile income to cash provided
by operating activities:
Depreciation and amortization	9,905	9,604	39,771
Share-based payments expenses	2,234	2,831	12,460
Accrued severance pay, net	(395)	(848)	1,137
Gain on sale of property and equipment	13	(194)	(447)
Capital losses (gains), net	(185)	329	(3,639)
Other - net	(291)	285	(1,532)
Company’s equity in losses of investee companies	53	2,226	7,292
Minority interest	(224)	-	24
Loss (gain) from marketable securities	(13)	313	9
Decrease (increase) in trade receivables (including
non-current maturities of trade receivables)	27,803	(14,762)	(32,647)
Increase in other receivables	(7,183)	(5,972)	(10,339)
Increase in prepaid expenses	(86)	(2,055)	(1,202)
Increase in work in progress	(4,768)	(247)	(10,125)
Decrease (increase) in inventories	6,953	(3,905)	(12,392)
Deferred taxes	(13,048)	-	-
Increase (decrease) in trade payables	(18,602)	14,581	26,503
Increase in other payables and accrued liabilities	5,275	15,456	2,997
Increase in other long-term liabilities	16	63	828
Net cash provided by operating activities	26,169	20,767	40,793

Cash flows used in investing activities
Investments in deposits, net	3,599	346	(5,160)
Software development costs capitalized	(3,145)	(1,810)	(9,472)
Investment in property, plant and equipment	(6,484)	(6,451)	(30,755)
Proceeds from sale of property, plant and equipment	114	313	992
Payments for acquisition of additional shares
in consolidated subsidiary	(2,820)	-	(1,100)
Investment in investee companies	(3,333)	(250)	(608)
Repayment of long-term loans granted	-	157	506
Investment in marketable securities	(57,578)	(13,124)	(29,248)
Proceeds from realization of marketable securities	64,632	95	49,940

Net cash used in investing activities	(5,015)	(20,724)	(24,905)

The accompanying notes are an integral part of these interim unaudited consolidated financial statements.

ECI Telecom Ltd.

Interim Unaudited Consolidated Statements of Cash Flows (cont'd)

	Three months ended		Year ended
	March 31	March 31	December 31
	2007	2006	2006
	$ in thousands	$ in thousands	$ in thousands
Cash flows provided by financing activities
Exercise of stock options	1,047	8,460	12,623

Net cash provided by financing activities	1,047	8,460	12,623

Effect of change in exchange rate on cash	182	(192)	393

Net increase in cash and cash equivalents	22,383	8,311	28,904

Cash and cash equivalents at beginning of period	92,732	63,828	63,828

Cash and cash equivalents at end of period	115,114	72,139	92,732

Non-cash activities

Fixed assets received as loan consideration	-	224	221

Distribution of available-for-sale securities as
dividend in kind	-	-	12,428

The accompanying notes are an integral part of these interim unaudited consolidated financial statements.

ECI Telecom Ltd.

Notes to the Interim Unaudited Consolidated Financial Statements

Note 1 - General

The interim consolidated financial statements are unaudited and prepared in a condensed format. The interim consolidated financial statements should be read in conjunction with Company's annual consolidated financial statements as of December 31, 2006 and the accompanying notes thereto. Information presented with respect to December 31, 2006 and the year then ended is derived from the audited consolidated financial statements as of and for the year then ended. Information with respect to March 31, 2007 and March 31, 2006 and the respective three months period then ended is unaudited but, in the opinion of management, include all adjustments (all of which are of a normal recurring nature) necessary for a fair presentation of the interim financial information.

Note 2 - Significant Accounting Policies

A.
The accounting policies applied in the preparation of these interim consolidated financial statements are identical with those applied in the preparation of the latest annual consolidated financial statements.

B.	The interim consolidated financial statements are prepared in accordance with accounting principles for preparation of financial statements for interim periods.

C.	The interim consolidated financial statements have been prepared in accordance with US GAAP and are reported in U.S. dollars.

Note 3 - Inventory
Inventory is comprised of the following:

	March 31	March 31	December 31
	2007	2006	2006
	$ in thousands	$ in thousands	$ in thousands
	(Unaudited)	(Unaudited)	(Audited)
Raw materials and components	49,776	51,951	57,806
Work in process	21,768	26,264	23,499
Finished products	80,858	72,653	78,050

	152,402	150,868	159,355

ECI Telecom Ltd.

Notes to the Interim Unaudited Consolidated Financial Statements

Note 4 - Shareholders' Equity

A. Authorized, issued and outstanding shares

	Authorized
	March 31	December 31
	2007	2006
	Number of shares

NIS 0.12 par value per ordinary share	200,000,000	200,000,000

1.	The Company’s shares (NIS 0.12 par value each) are traded in the United States on the over the counter market and are listed on the Nasdaq Stock Market.

2.	For details of the issued share capital see consolidated Statements of Changes in Shareholders’ Equity.

B. Dividends

According to the Israeli corporate laws, dividends may be paid by the Company only out of accumulated earnings, or out of net income, in two consecutive years.

C. Share incentive (stock options and restricted shares plans)

1.
The Company’s current stock option plans are the ECI Telecom Ltd. Key Employee Share Incentive Plan 1991 (the “1991 Plan”) and the ECI Telecom Ltd. Employee Share Incentive Plan 2002 (the “2002 Plan”, together the "ECI Plans"), which were adopted by the shareholders at the Annual General Meetings held respectively on August 29, 1991 and November 19, 2002. The ECI Plans will expire on December 31, 2012.

The ECI Plans provide that options may be granted to any employee, director, consultant or contractor of the Company pursuant to (a) one or more sub-plans designed to benefit from the provisions of Section 102 of the Israeli Income Tax Ordinance (New Version) 1961 and (b) any other share incentive plan approved by the Board of Directors of the Company.

In January 2006, the Board of Directors approved an amendment to the 2002 Plan, which provided that, unless otherwise specified at the time of the award, options granted under subsequent option awards are exercisable on a “net exercise” basis: instead of issuing to the grantee the number of shares specified in the option award, the grantee will receive the number of shares having a market value equal to the difference between the exercise price and closing market price of our shares immediately prior to the date of exercise, multiplied by the number of options being exercised. The only amount payable by the grantee for the issue to him or her of the shares, is the aggregate par value of such shares, which amount may be waived.

Under the terms of the ECI Plans, as of March 31, 2007, the Company is authorized to grant options for a total of 32,760,700 shares, subject to anti-dilution adjustment. The option awards are personal and non-assignable and terminate automatically upon termination of employment (except for approved retirement or termination caused by death or disability or as otherwise approved by the Board of Directors or its Remuneration Committee).

ECI Telecom Ltd.

Notes to the Interim Unaudited Consolidated Financial Statements

Note 4 - Shareholders' Equity (cont’d)

C. Share incentive (stock options and restricted shares plans)

2.
At the Annual General Meeting held on July 28, 2005, the Company's shareholders adopted the ECI Telecom Ltd. Employee Restricted Share Incentive Plan (the "ECI Restricted Share Plan"). The ECI Restricted Share Plan will expire on June 4, 2015. Restricted shares issued under the ECI Restricted Share Plan are issued from the same pool of shares available for the issue of stock options under the ECI Plans.

The ECI Restricted Share Plan provides that restricted shares may be granted to any employee, director, consultant or contractor of the Company (the "Participant"). The restricted shares are held in trust on behalf of a Participant until the Participant's interest in such restricted shares vests and they become freely transferable.

Should a Participant cease to remain in the employ or service of the Company, for any reason, while holding unvested restricted shares (except for termination caused by death or as otherwise approved by the Board of Directors or its Remuneration Committee), then those restricted shares shall either (i) be surrendered to the Company for cancellation, or (ii) be sold by the Participant to the Company (for consideration equal to the issue price of such shares), or (iii) shall be treated in any other manner that will assure that the Participants rights in such shares shall cease to exist; and the Participant shall have no further shareholder rights with respect to those restricted shares.

The fair value of the restricted shares as of the date of the issue is amortized over the vesting period.

Restricted shares issued during the reporting period

The restricted shares issued by the Company to its employees and directors, during the three months ended March 31, 2007 were as stated below: Unless otherwise stated, these restricted shares vest according to the following schedule: 12.5% will vest following the lapse of six months from the date of issuance and a further 6.25% will vest on the last day of each quarter, during 14 consecutive quarters thereafter. The shares were issued for no cash consideration.

On January 29, 2007, the Company issued an aggregate of 26,700 restricted shares to its employees.

On February 1, 2007, the Company issued an aggregate of 5,800 restricted shares to two directors. The shares vest and become transferable as follows: as regards 2,900 of the shares - one third on February 1, 2008, a further one third on February 1, 2009 and the remaining third on February 1, 2010; as regards the other 2,900 shares - one half on February 1, 2008 and the remaining half on February 1, 2009.

On March 1, 2007, the Company issued an aggregate of 6,354 restricted shares to two directors. The shares vest and become transferable as follows: one half on March 1, 2008 and the remaining half on March 1, 2009.

Unearned compensation on the grant of the restricted shares in the three month period ended on March 31, 2007, as measured at the original grant date, totaling $ 0.3 million was calculated based on the market value of the shares on the date of grants and is being amortized over the vesting period.

Compensation expenses of $ 1.0 million were recognized for the restricted shares for the three months period ended March 31, 2007.

ECI Telecom Ltd.

Notes to the Interim Unaudited Consolidated Financial Statements

Note 4 - Shareholders' Equity (cont’d)

D.Share incentive and stock option plans

1.  Stock options under the ECI Plans are as follows:

	Three months
	ended	Year ended
	March 31	December 31
	2007	2006
	Number of shares	Number of shares
	(Unaudited)	(Audited)
Total number authorized at beginning of period	32,760,700	32,760,700
Options unexercised and unvested restricted shares at
beginning of period	(15,150,669)	(21,732,191)
Options exercised and restricted shares vested prior to
beginning of period	(11,774,204)	(5,296,665)
Options granted during the period	-	(1,114,157)
Options cancelled during the period	423,089	2,751,612
Restricted shares granted during the period	(38,854)	(1,574,767)
Restricted shares forfeited during the period	40,988	41,295

Available for future grants at the end of the period	6,261,050	5,835,827

Options exercised during the period (**)	302,099	5,963,555

(**) Average price of options exercised during
the period (in $)	3.46	2.12

Restricted shares vested during the period	49,108	513,984

Options unexercised and unvested restricted
shares at the end of period	14,374,329	15,150,669

Options unexercised and unvested restricted shares
may be vested as follows (1):
First year or thereafter	11,934,167	11,983,992
Second year or thereafter	1,617,345	1,994,713
Third year or thereafter	822,817	1,171,964

	14,374,329	15,150,669

ECI Telecom Ltd.

Notes to the Interim Unaudited Consolidated Financial Statements

Note 4 - Shareholders' Equity (cont'd)

D. Share incentive and stock option plans (cont’d)

2.	To be paid in NIS based on the rate of exchange of the dollar on the date of payment as follows:

	March 31	December 31
	2007	2006
Dollars per Share (*)	Number of shares	Number of shares
Restricted shares	1,586,232	1,637,474
Zero	392,523	438,083
$ 1.16 - $ 2.94	1,110,287	1,169,486
$ 3.01	925,513	975,814
$ 3.02 - $ 6.97	2,325,332	2,538,046
$ 7.03 - $ 8.61	1,546,953	1,596,953
$ 8.75	1,222,046	1,261,071
$ 8.91 - $ 9.12	639,001	873,251
$ 9.77 - $ 20.66	579,426	583,175
$ 23.66 - $ 26.04	25,500	25,500
$ 26.32	2,566,956	2,591,756
$ 27.17 - $ 29.19	1,130,010	1,135,510
$ 29.66 - $ 39.66	324,550	324,550

	14,374,329	15,150,669

*	As of March 31, 2007, the weighted average exercise price of options was $ 13.3 and the weighted average remaining contractual life of outstanding options was 6 years.

E. Fair value method

As required by SFAS 123R the Company has determined the weighted average fair value per option of stock-based arrangements grants during the three month period ended March 31, 2006 and the year ended December 31, 2006 to be $ 3.20 and $ 2.77, respectively. The fair values of stock based compensation awards granted were estimated using the “Black - Scholes” option pricing model with the following assumptions.

	Option	Expected	Risk free
	term	volatility	interest rate
Period of grant
Three months ended March 31, 2007	N/A	N/A	N/A
Three months ended March 31, 2006	3.0	60	5.0%
Year ended December 31, 2006	3.0	57	4.8%

ECI Telecom Ltd.

Notes to the Interim Unaudited Consolidated Financial Statements

Note 5 - Material Events in the Current Period

A.
In January 2007, the Company merged the Data Networking Division and the Optical Networks Division into a new Transport Networking Division. The focus of this new division will be to deliver next generation transport products that enable migration from voice oriented technologies (SDH/SONET) to IP and data technologies, addressing carriers' needs to evolve their networks to a single converged IP network.

B.	In January 2007, the Company invested $3.3 million in Veraz, as part of a private placement of shares by Veraz.

C.	In February 2007, the Company completed the purchase of the remaining 27.6% minority interest in its Chinese subsidiary, HETC, for $3.8 million, increasing its interest from 72.4% to 100%.

D.
During the first quarter of 2007, as Veraz made significant progress towards completion of its initial public offering (see Note 9), Management determined that it is more likely than not that a portion of the Company’s capital loss carryforwards for tax purposes will be utilized against capital gains that the Company will generate from the future sale of its shares in Veraz. As a result, the Company released part of its deferred tax asset valuation allowance and recognized an income tax benefit in the amount of $ 12.5 million.

Note 6 - Segment Reports

1. Segment activities disclosure:

Segment information is presented in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". This standard is based on a management approach, which requires segmentation based upon the Company's internal organization and internal financial reports used by management to run the business.

ECI Telecom Ltd.

Notes to the Interim Unaudited Consolidated Financial Statements

Note 6 - Segment Reports (cont’d)

2. Operational segment disclosure:

	Three months ended March 31, 2007
	**Transport	Broadband
	Networking	Access	Other	Consolidated
	$ in thousands	$ in thousands	$ in thousands	$ in thousands
Revenues	104,744	44,756	5,619	155,119

Operating expenses (*)	97,929	40,982	11,355	150,266

Operating income (loss)	6,815	3,774	(5,736)	4,853

	Three months ended March 31, 2006
	**Transport	Broadband
	Networking	Access	Other	Consolidated
	$ in thousands	$ in thousands	$ in thousands	$ in thousands
Revenues	91,465	61,811	8,734	162,010

Operating expenses (*)	88,330	55,906	13,619	157,855

Operating income (loss)	3,135	5,905	(4,885)	4,155

	Year ended December 31, 2006
	**Transport	Broadband
	Networking	Access	Other	Consolidated
	$ in thousands	$ in thousands	$ in thousands	$ in thousands
Revenues	396,822	225,081	34,439	656,342

Operating expenses (*)	376,865	209,640	50,593	637,098

Operating income (loss)	19,957	15,441	(16,154)	19,244

(*)	Includes cost of sales, research and development costs, selling and marketing expenses, general and administrative expenses.
(**)	Reclassified - See Note 5A.

ECI Telecom Ltd.

Notes to the Interim Unaudited Consolidated Financial Statements

Note 7 - Contingencies

1.
Following the reduction in workforce in accordance with the reorganization plan of the Company that was implemented in 2002, claims and demands for higher amounts of severance pay were submitted by certain former employees. Management of the Company believes, based on the opinion of its legal advisors that the effect, if any, of the results of such claims and demands on the financial position of the Company and the results of its operations, will be immaterial and the provisions which are included in the financial statements in respect thereof are appropriate and sufficient.

2.
The Company conducts negotiations from time to time with international technology companies (“technology companies”) regarding allegations that it is using certain patents owned by the technology companies in its products. Although the Company cannot assess each negotiation for its merit, it estimates that any settlement, if needed, will not have a material adverse effect on the Company's financial position or results of operations.

3.
Several claims have been submitted against the Company and against consolidated subsidiaries, in respect of activities by the Company, in the ordinary course of business, alleging that the Company, inter alia, used patents owned by others. The Company's Management based mainly on opinions of its legal advisors, believes that the effect, if any, of the results of such claims on the financial position of the Company and the results of its operations will be immaterial and the provisions which are included in the financial statements in respect thereof are appropriate and sufficient.

4.
In 1997, an investigation was commenced by the Israeli Comptroller of Restrictive Trade Practices (“comptroller”) regarding alleged price fixing and non-competitive practices among Tadiran Telecommunications Ltd. (“TTL”), Tadiran Ltd (“Tadiran” - the parent company of TTL) and Telrad Telecommunications and Electronics Industries Ltd., a subsidiary of Koor Industries Ltd. (a significant shareholder of the Company and Tadiran Ltd.).

ECI merged with TTL in 1999.

In 2004, the Company was informed that the comptroller has ceased the investigation without taking any action against the Company.

In September 2004, following the completion of the investigation by the comptroller mentioned above, a claim was filed against Bezeq (Israel's national telecommunications provider), Koor, TTL, Tadiran and Telrad in the District Court of Tel Aviv-Jaffa. Attached to the claim was a request for certification thereof as a class action, brought in the name of all Bezeq customers against the aforesaid companies, including the Company, in an amount of $ 409 million.

In March 2005 the Company and the other respondents filed their respective answers to the request to certify the claim as a class action. The applicant filed its reply to the respondents’ answers in December 2005.

Management of the Company believes, in light of the advice of its legal counsel, that the allegations against the Company are without merit and therefore no provision has been recorded in respect thereto in the financial statements.

ECI Telecom Ltd.

Notes to the Interim Unaudited Consolidated Financial Statements

Note 7 - Contingencies (cont’d)

5.
In January 2005, the Company was named as a defendant in a purported class action complaint filed in the United States against ECtel, certain officers and directors of ECtel, and ECI. The complaint alleged violations of U.S. Federal Securities Laws by ECtel and breach of fiduciary duties by the individual defendants, in connection with disclosure of ECtel's financial results between April 2001 and April 2003. It also alleged that ECI was the controlling shareholder of ECtel during this period and, as such, influenced and controlled the purported actions by its subsidiary. Damages claimed by the plaintiff were not quantified.

In July 2006, the United States District Court for the District of Maryland granted ECI's and ECtel's motions to dismiss the securities class action lawsuit.

In August 2006, the plaintiff filed a motion for reconsideration, alleging new evidence against ECtel, which was denied in March 2007. The plaintiff has appealed the dismissal.

ECI, based on the opinion of its legal advisors believes that the allegations made in the complaint with respect to it are without merit, and accordingly no provision in respect thereof has been included in the consolidated financial statements.

Note 8 - Relevant Recently Enacted Accounting Standards

1.
In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, (“SFAS No. 157”). SFAS No. 157 establishes a framework for measuring fair value and expands disclosures about fair value measurements. The changes to current practice resulting from the application of this Statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. The Statement is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company does not believe that the adoption of the provisions of SFAS No. 157 will materially impact its financial position and results of operations.

2.
In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115 (“SFAS 159”), which permits entities to choose to measure many financial instruments at fair value. The statement allows entities to achieve an offset accounting effect for certain changes in fair value of certain related assets and liabilities without having to apply complex hedge accounting provisions, and is expected to expand the use of fair value measurement consistent with the Board's long-term objectives for financial instruments. This Statement is effective for fiscal years beginning after November 15, 2007. The Company is currently reviewing this new standard to determine its effects, if any, on its results of operations or financial position.

3.
In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes”. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statements recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006.

ECI Telecom Ltd.

Notes to the Interim Unaudited Consolidated Financial Statements

Note 8 - Relevant Recently Enacted Accounting Standards (cont’d)

3.    (cont’d)

Effective January 1, 2007, the Company adopted the provisions of FIN 48.
The implementation of FIN 48 did not have a significant impact on the Company’s financial position or results of operations.

The total amount of unrecognized tax benefits as of the adoption date at January 1, 2007 is approximately $13 million.
The Company does not anticipate any significant increase or decrease to the unrecognized tax benefits within the next twelve months.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits in income tax expenses. The Company had approximately $1.4 million accrued for the payment of interest and penalties as of March 31, 2007 as well as of January 1, 2007.

The Company and its subsidiaries are subject to periodic and routine audits in all major tax jurisdictions in which they operate. It is reasonably possible that the amounts of unrecognized tax benefits could change as a result of an audit. Based on the current audits in process, the payment of taxes as a result of audit settlements are not expected to have an adverse significant impact on the Company's financial position or results of operations. The Company is generally no longer subject to tax examinations by tax authorities for years before 2001.

Note 9 - Subsequent Events

On April 4, 2007, an S-I Registration Statement filed with the SEC by Veraz in connection with an initial public offering was declared effective and Veraz raised gross proceeds of $ 54 million, before underwriting discounts and expenses, from the sale of 6.75 million shares at the public offering price of $8 per share. In addition, the Company sold in the offering 2.25 million shares of Veraz for a total gross consideration of $18 million. Following the offering, the Company’s holding in Veraz were reduced to 27.6% (on a non-diluted basis).